Exhibit 23.4

Independent Auditors’ Consent

We consent to the use in this Amendment No. 2 to Registration Statement No. 333-119275 of The Mosaic Company, Mosaic Fertilizer, LLC and Mosaic Crop Nutrition, LLC on Form S-4 of our report dated June 2, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle for scheduled maintenance costs and the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations”) related to the consolidated financial statements of Fertifos Administraçao e Participaçao S.A. and Subsidiaries appearing in the Prospectus, which is a part of such Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil

November 12, 2004